# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RAVE RESTAURANT GROUP, INC., CIK 0000718332
CUSIP: 754198109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3551 PLANO PARKWAY, THE COLONY, Texas (TX), 75056
Date of event which requires filing of this statement: 12/29/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001642590

## Reporting persons
- Bares Brian Timothy: type of reporting person: individual (IN); citizenship or place of organization: United States (X1)
- Bares Family Foundation, Inc: type of reporting person: other (OO); citizenship or place of organization: Texas (TX)
  Comment: Explanatory Note: The Bares Family Foundation is the beneficial owner of the Issuer's common stock (the Shares); however, Brian T. Bares (the Initial Filer) holds voting and dispositive power over the Shares.
  
  The Reporting Persons may purchase or sell additional shares from time to time, depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors.

## Item 1. Issuer
Name of issuer: RAVE RESTAURANT GROUP, INC.
Address of issuer's principal executive offices: 3551 PLANO PARKWAY, THE COLONY, TEXAS, 75056

## Item 2. Person Filing
Name of person filing:
Brian T. Bares
Bares Family Foundation, Inc.
Address of principal business office or, if none, residence:
Same principal business office for Brian T. Bares and Bares Family Foundation, Inc.

12600 Hill Country Blvd
Suite R-230
Austin, TX 78738
Citizenship:
Brian T. Bares USA
Bares Family Foundation, Inc. Organized under the laws of Texas

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Bares Brian Timothy: Brian T. Bares, Individual (12/30/2025)
- Bares Family Foundation, Inc: Brian T. Bares, Director (12/30/2025)